Exhibit 21

Subsidiaries of Technology Research Corporation

The following companies are direct wholly owned subsidiaries of Technology Research Corporation:

Name of Subsidiary	Jurisdiction of Incorporation

Technology Research Corporation	Honduras
Honduras S.A. de C.V.

Patco Electronics, Inc.	Florida